Mail Stop 6010

April 16, 2008

Mr. Joseph C. Papa
Chairman and Chief Executive Officer
Perrigo Company
515 Eastern Avenue
Allegan, MI 49010

      Re: Perrigo Company
              Supplemental Response No. 2 to Comments Regarding Form 10-K for
                Fiscal Year ended June 30, 2007
              Filed April 11, 2007
              File No. 000-19725

Dear Mr. Papa:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Jeffrey Riedler
                    Assistant Director